At the October 2003 Board meeting, the Board of Trustees approved a non-fundamental investment policy affecting certain funds participating as "underlying funds" in a fund of funds structure. The non-fundamental investment policy is that each underlying fund may not itself become a fund of funds. Scudder Equity Index 500 Portfolio is an underlying fund.